Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

03 NOV -4 AM 7:21

LINDEMANS
making life more enjoyable

[redacted]

03037138

21 October 2003

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SUPPL

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
EXPIRY OF EXECUTIVE OPTIONS

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

M M HUDSON
COMPANY SECRETARY

dlw 11/7

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1128 Facsimile: +61 2 9465 1182 E-mail: nick.mowat @southcorp.com.au

20 October 2003

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

EXPIRY OF OPTIONS – EXECUTIVE SHARE & OPTIONS PLAN

We advise that the number of options to acquire additional fully paid ordinary shares in the capital of the Company set out below have expired and lapsed, in accordance with the rules of the Plan, as follows:

Date Options Granted	Exercise Price	Date Options Lapsed	No. Options Lapsed
30 October 1998	$5.17	30 September 2003	55,000
28 January 1999	$5.19	30 September 2003	25,000

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

03 NOV -4

LINDEMANS
making life more enjoyable

22 October 2003

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
APPENDIX 3Y – CHANGE OF DIRECTORS' INTERESTS

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1128 Facsimile: +61 2 9465 1182 E-mail: nick.mowat@southcorp.com.au

Rule 3.19A.2

03 NOV -4 AM 7:2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Southcorp Limited
ABN	80 007 722 643

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Charles BALLARD
Date of last notice	29 September 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	15 October 2003
No. of securities held prior to change	150,000 ordinary shares (held indirectly)
Class	Unlisted options to acquire ordinary shares
Number acquired	Unlisted options to acquire 2,000,000 ordinary shares pursuant to the Managing Director Share Option Deed.
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Options granted for nil consideration and exercisable at $3.36 per share.
No. of securities held after change	150,000 ordinary shares (held indirectly) and options to acquire 2,000,000 ordinary shares (held personally).

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Grant of options to acquire ordinary shares approved by shareholders at AGM.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Southcorp Limited
ABN	80 007 722 643

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Thomas Palmer Burnet
Date of last notice	19 March 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	15 October 2003
No. of securities held prior to change	Nil
Class	N/A
Number acquired	Unlisted options to acquire 250,000 ordinary shares pursuant to the Executive Director Share Option Deed.
Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Options granted for nil consideration and exercisable at $3.20 per share
No. of securities held after change	250,000 unlisted Executive Director share options.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Grant of options to acquire ordinary shares approved by shareholders at AGM.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

22 October 2003

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
GRANT OF OPTIONS TO MANAGING DIRECTOR AND EXECUTIVE DIRECTOR

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

22 October 2003

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

GRANT OF OPTIONS TO MANAGING DIRECTOR & EXECUTIVE DIRECTOR

We advise that, pursuant to the resolutions passed at the Company's Annual General Meeting on 14 October, options to subscribe for up to 2,000,000 fully paid ordinary shares in Southcorp Limited, exercisable at $3.36 per option, have been granted as of 15 October 2003 to the Company's CEO and Managing Director, Mr John Ballard.

The options cannot be exercised before 15 October 2005 and then only if the weighted average share price of Southcorp shares over any one period of 20 consecutive trading days since their issue and before exercise is greater than or equal to:

- $5.0466 (1.5 times the exercise price of $3.36) with respect to an option to subscribe for 666,000 shares;
- $6.7288 (2.0 times the exercise price of $3.36) with respect to an option to subscribe for 666,000 shares; and
- $8.4111 (2.5 times the exercise price of $3.36) with respect to an option to subscribe for 668,000 shares.

The options expire no later than 14 October 2008.

In addition, we advise that, pursuant to the resolutions passed at the Company's Annual General Meeting, options to subscribe for up to 250,000 fully paid ordinary shares in Southcorp Limited, exercisable at $3.20 per option, have been granted as of 15 October to Mr Thomas Palmer Burnet, the President of Southcorp Wines, The Americas, and a Director of the Company.

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1000 Facsimile: +61 2 9465 1100

The options cannot be exercised before 15 October 2006 and then only if the weighted average share price of Southcorp shares over any one period of 20 consecutive trading days since their issue and before exercise is greater than or equal to:

- $4.1632 (30% greater than the Exercise price of $3.20) in respect of an option to subscribe for 125,000 shares; and
- $4.4834 (40% greater than the Exercise price of $3.20) in respect of an option to subscribe for 125,000 shares.

The options expire no later than 14 October 2008.

Quotation of the options by Australian Stock Exchange Limited is not required.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY